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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         ELECTRO-KINETIC SYSTEMS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    28511410
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                                 (CUSIP Number)

                               ROBERT M. SHEPARD
                               BALLON STOLL BADER & NADLER, P.C.
                               1450 BROADWAY, 14TH FLOOR
                               NEW YORK, NY 10018
                               (212) 575-7900
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                AUGUST 31, 1994
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

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                                                              Page 2 of 4 Pages

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28511410

         1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
              CHARLES D. CASCIO

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         2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS).
         (a).................................................[  ]
         (b).................................................[  ]

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         3. SEC USE ONLY.........................................

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         4. SOURCE OF FUNDS (SEE INSTRUCTIONS)........OO.........
            Mr. Cascio was granted shares of common stock by the Company in compensation for his services.

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         5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e).......................[ ]

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         6. CITIZENSHIP OR PLACE OF ORGANIZATION.
            UNITED STATES

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Number of    7. SOLE VOTING POWER.......3,451,000................
Shares       --------------------------------------------------------
Beneficially 8. SHARED VOTING POWER..............................
Owned by     --------------------------------------------------------
Each         9. SOLE DISPOSITIVE POWER..3,451,000................
Reporting    --------------------------------------------------------
Person      10. SHARED DISPOSITIVE POWER.........................
With

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            11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON.......................3,451,000.....
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            12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)........[ ]
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            13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                11.0%
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            14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).
                IN

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                                                              Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of the following corporation (the "Company"):

         ELECTRO-KINETIC SYSTEMS, INC.
         525 Washington Blvd.
         36th Floor
         Jersey City, NJ 07310

ITEM 2.  IDENTITY AND BACKGROUND.

         Charles D. Cascio
         Translation Group, Ltd.
         30 Washington Avenue
         Haddonfield, New Jersey 08033

         Mr. Cascio is currently President at Translation Group, Ltd., 30 Washington Avenue, Haddonfield, New Jersey 08033. Mr. Cascio, a citizen of the United States, has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or subjecting him to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Cascio was granted shares of common stock by the Company in compensation for his services.

ITEM 4.  PURPOSE OF TRANSACTION.

         Please see answer to Item 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On August 31, 1994, the Board of the Company granted Mr. Cascio 600,000 shares of common stock as compensation for services rendered, thereby bringing his beneficial holding up to 1,800,000 shares. Mr. Cascio thereafter became the beneficial owner of 3,451,000 shares or 11.0% of the number of the Company's common stock reported to be outstanding in the Company's 10KSB, filed on March 30, 2000. Mr. Cascio has the sole power to vote these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable

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                                                              Page 4 of 4 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits filed.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      6/22/00
                                             --------------------------------
                                             Date

                                                     /s/ Charles D. Cascio
                                             --------------------------------
                                             Signature

                                                     Charles D. Cascio
                                             --------------------------------
                                             Name/Title